Mail Stop 3030

                                                                   August 21,
2018

     Antonio Carrillo
     President and Chief Executive Officer
     Arcosa, Inc.
     2525 N. Stemmons Freeway
     Dallas, Texas 75207-2401

            Re:     Arcosa, Inc.
                    Amendment No.2 to Registration Statement on Form 10-12B Filed August 1, 2018
                    File No. 001-38494

     Dear Mr. Carrillo:

            We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

          After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

     Exhibit 99.1

     Risk Factors, page 18

     1. Please add a risk factor to discuss the exclusive forum provision in each of your restated
            certificate of incorporation and bylaws, including an explanation that such provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

     Exhibit 99, Arcosa Combined Financial Statements as of December 31, 2017

     Note 7. Goodwill, page F-15

     2. We reference your response to comment 9. Please explain how you treated the assets
            (including goodwill), liabilities and results of operations of the Mexican operations being
 Antonio Carrillo
Arcosa, Inc.
August 21, 2018
Page 2

       retained by Trinity in presenting the separate financial statements of Arcosa. In this regard, also address how you allocated the Energy Equipment Group goodwill between the operations retained by Trinity and the businesses of Arcosa.

3. If you have excluded the cash flows and net assets, including goodwill, of the Mexican operations being retained by Trinity from the separate financial statements of Arcosa please explain to us the reason for the goodwill impairment in fiscal
2015.

       You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel
Morris, Special Counsel, at (202) 551-3314 with any other questions.


                                                          Sincerely,

                                                          /s/ Daniel Morris for

                                                          Amanda Ravitz
                                                          Assistant Director
                                                          Office of Electronics
and Machinery


cc:   Stephen F. Arcano, Esq.
      Skadden, Arps, Slate, Meagher & Flom LLP